September 12, 2019

R. Nickolas Jones
Chief Financial Officer
Bnet Media Group, Inc.
352 South 200 West
Farmington, Utah 84025

       Re: Bnet Media Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 16, 2019
           Form 10-Q for the Quarterly Period Ended June 30, 2019
           Filed August 13, 2019
           File No. 000-55582

Dear Mr. Jones:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Exhibits

1. Refer to your Section 906 Certification at Exhibit 32.1. We note in the opening paragraph you refer to the Form 10-Q for the quarter ended August 31, 2019 rather than to the Form
      10-Q for the quarter ended June 30, 2019. As such, please amend your Form 10-Q in its entirety for the quarterly period ended June 30, 2019 to provide a corrected Exhibit 32.1 certification. Refer to analogous guidance at Section 246.14 of the Staff's Compliance
      & Disclosure Interpretations (C&DIs) of Regulation S-K. In addition within the opening paragraph, please identify Gerald E. Sklar as being also the Chief Executive
      Officer.


       In closing, we remind you that the company and its management are responsible for the
 R. Nickolas Jones
Bnet Media Group, Inc.
September 12, 2019
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameR. Nickolas Jones                       Sincerely,
Comapany NameBnet Media Group, Inc.
                                                          Division of
Corporation Finance
September 12, 2019 Page 2                                 Office of
Transportation and Leisure
FirstName LastName